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                              June 9, 2024

       David K. Chene
       Chief Executive Officer
       Millrose Properties, Inc.
       600 Brickell Avenue, Suite 1400
       Miami, FL 33131

                                                        Re: Millrose
Properties, Inc.
                                                            Draft Registration
Statement on Form S-11
                                                            Submitted May 13,
2024
                                                            CIK No.: 0002017206

       Dear David K. Chene:

                                                        We have reviewed your
draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-11

       Cover page

   1. Please revise to clarify that even current holders of the Class B common stock of Lennar will receive by default
shares of Millrose's Class A common stock in the spin-off, unless an affirmative election
is made to receive Millrose's Class B common stock. In addition, clarify here, and
elsewhere as appropriate, whether there is a maximum number of
                                                        Millrose Class B common
stock that may be distributed in the spin-off, and if there is a maximum limit, how the
number of Class B common stock will be distributed among
                                                        those who elect to
receive such shares.
       Industry and Market Data, page ii

   2. We note your statements that you have not independently verified industry and market data obtained from
various third-party sources and that the accuracy and completeness of the information are not
guaranteed. As it is not appropriate for the company to directly or
 David K. Chene
Millrose Properties, Inc.
June 9, 2024
Page 2
         indirectly disclaim liability for information in the registration statement, please remove such disclosure or include a sentence specifically confirming that you are responsible for all disclosures in the registration statement.
Summary, page 1

3. We note your reference to your glossary. Although we do not object to the use of a glossary, please revise your disclosures to define all industry-specific or technical terms the first time they appear. Please also revise to ensure that your disclosures are in plain
         English and are clear without frequent reliance on defined terms or references to other documents. For example, it is not clear why "Work" is defined to refer to Horizontal
         Development services, or why a defined term is needed for "Applicable Rate" when it appears it is a defined percentage, based on your disclosure on page
241. Please revise
         your discussion of the management fee to KL so that investors have an understanding of the amount or calculation of the fee without reference to the glossary. In addition, we note that "All Appropriate Inquiries" is not defined.
4. Please generally revise the Summary so that Millrose's business is more clearly explained without frequent reference to defined terms. Your revised disclosure should clearly explain the concept of land banking and the HOPP'R, including how the latter is an innovative form of land banking, and include a discussion of its disadvantages as well as its advantages, as compared to traditional land banking. Please also add disclosure regarding Lennar's capital priority right, including providing investors with context as to the initial amount of such right.
Business Plan and Objectives, page 2

5.       We note your references to the "all-weather" permanent capital HOPP
R, and it appears
         that such "all-weather" capability depends on the proceeds from the exercise by Lennar and any future customers of purchase options. Please explain the basis for why you believe it has "all-weather" capability, and revise to balance such statement by explaining that Lennar and future home builder customers have the right, but not the obligation, to undertake or complete any home construction, or repurchase finished homesites, as you further explain elsewhere, including on page 40.
6. We note your statement that you may provide the HOPP'R to other customers to diversify and scale business growth. Please revise to add balancing disclosures explaining that you will likely need third-party financing to do so, and that you may not enter into such financing arrangements if they would cause your debt to capital ratio to exceed a specified percentage under the Lennar Agreements, unless you obtain the prior approval of Lennar,
FirstName LastNameDavid K. Chene
       as you further explain later in your prospectus. Also revise to discuss here the right Lennar
Comapany    NameMillrose
       has to               Properties,
              lower its Monthly  OptionInc.
                                         Payment rate to any lower rate you may
negotiate with
June 9,any
        2024non-Lennar
              Page 2 customer.
FirstName LastName
 David K. Chene
FirstName  LastNameDavid  K. Chene
Millrose Properties, Inc.
Comapany
June 9, 2024NameMillrose Properties, Inc.
June 9,
Page 3 2024 Page 3
FirstName LastName
Our Competitive Strengths, page 7

7. Please revise this section to add balancing disclosure regarding the risks of your business.
         For example, balance your statements explaining that your business is expected to operate as a permanent capital vehicle and that you will be distinguished from more traditional land banking with disclosure regarding your holding company structure, the sources of your income, and how it is mainly limited to net earnings generated from monthly option payments after payments for taxes and expenses (including the management fee), and the promissory note interest payments. Please also revise to disclose the amount of the monthly payments under the note. Also balance your discussion of Kennedy Lewis'
         management strengths by clarifying that prior to the spin-off, you were managed by
         Lennar personnel, that Kennedy Lewis has no experience managing a public company, that the other entities currently managed by Kennedy Lewis are significantly different from you in many ways, including in terms of targeted assets, geographical areas, and regulatory structure and limitations, and that KL does not have experience as a home builder or real estate developer, as you further explain on pages 43 and 50.
Frequently Asked Questions, page 16

8. Please revise to add a question and answer regarding why no shareholder approval is being sought in connection with the spin-off.
Will Lennar own any of our shares after the Distribution?, page 27

9. Please expand your discussion of the Miller Family's ownership to disclose the percentage voting power currently held by it with respect to the Lennar common stock, and in the fourth summary risk factor on page 33, revise to quantify the voting power the Miller
         Family will have in you.
Summary Risk Factors, page 32

10. Please expand your risk factor on page 50 to discuss Kennedy Lewis' lack of experience as a home builder or real estate developer and the resulting consequences of this lack of experience in the event Lennar or another customer does not exercise their option to build on the property following horizontal development. In the third bullet on page 33, revise to disclose the other roles at Kennedy Lewis held by the CEO and CFO and disclose that they are not required to dedicate a specific amount of time to you.
11. Expand your discussion of the 19th summary risk factor on page 33 to discuss the potential effect this requirement may have on the price of your shares.
Risk Factors
Risks Related to Our Governance Structure, page 58

12. We note that in order to receive shares of your Class B common stock, Lennar common stockholders, including those who currently hold Lennar Class B common stock, will have
 David K. Chene
FirstName  LastNameDavid  K. Chene
Millrose Properties, Inc.
Comapany
June 9, 2024NameMillrose Properties, Inc.
June 9,
Page 4 2024 Page 4
FirstName LastName
         to submit an Election Form to make an election to receive Class B common stock by the
         Election Expiration Time. Since it appears that Lennar common stockholders will lose the opportunity to receive shares of your Class B common stock unless they adhere to such a procedure, please add a risk factor to discuss that risk. In addition, please discuss risks related to the uncertainty of how many shares of your Class B common stock will be distributed in the spin-off, and how this could result in a different number of shares of your Class B common stock as compared to the number of Lennar Class B common stock, and the resulting consequences.
Our Business
The Operating Principles, page 102

13. You explain that the Transferred Assets and future property assets will be pooled to protect you against a home builder customer from "cherry picking" assets. Please expand your discussion to explain this concept, including by clarifying how properties are determined to be allocated to the same pool, and how this arrangement would work if properties in the same pool are developed at different times (e.g., if in a particular situation, most of the properties in the pool were developed earlier and already purchased, with the remaining properties being the "undesirable" properties). Highly Synergistic Business to Support Home Building, page 110

14.      We note your disclosure about the manager   s ability pursuant to the
Lennar Agreements to
         put back Future Property Assets after Lennar exercises its termination rights in certain limited circumstances involving a misrepresentation relating to title, environmental matters and permits/approvals. Please revise to explain these rights. Summary of Agreements Between Millrose and Lennar, page 117

15. Please revise to describe the material terms of any termination provisions with respect to each agreement.
Our Properties
Geography, Value and Types of Transferred Assets, page 140

16. Please expand your table on page 142 or otherwise add narrative disclosure to provide additional context for investors to understand how the Groups 1-5 properties are allocated among the states. In addition, you explain on page 103 that the Transferred Assets will be pooled by the time the spin-off is completed. Please revise to explain which properties are pooled together.
Manager and Management Agreement
Allocation Policy, page 164

17. Please expand your disclosure to provide additional information regarding the allocation policy.
 David K. Chene
Millrose Properties, Inc.
June 9, 2024
Page 5
Summary Historical and Pro Forma Combined Financial Information, page 179

18. We note that the description of the pro forma revenue amount in this table differs from the description in footnote (h) to the unaudited pro forma combined financial statements.
       Please clarify if the pro forma revenue amount consists solely of option fee revenue or if it includes land sales, and revise your descriptions on page 31 and F-6 for consistency.
Stock Ownership of Certain Beneficial Owners and Management, page 194

19. Please revise to clarify the underlying assumption with respect to the number of shares of
       Class B common stock that will be issued in the spin-off, given the ability of the Lennar stockholders to elect to receive shares of your Class B common stock, and disclose how the information in this table would change depending on different numbers of shares of
       Class B common stock that may be issued. Please also disclose this assumption in the risk factor on page 60 regarding the Miller Family's holdings following the distribution. In addition, explain why you assume GAMCO Investors will hold Class A common stock, when your disclosure in footnote 2 indicates that it currently holds Lennar Class B common stock.
        Please contact William Demarest at 202-551-3432 or Kristina Marrone at 202-551-3429
if you have questions regarding comments on the financial statements and related matters. Please contact Kibum Park at 202-551-6836 or Dorrie Yale at 202-551-8776 with any other questions.



                                                             Sincerely,
FirstName LastNameDavid K. Chene
                                                             Division of
Corporation Finance
Comapany NameMillrose Properties, Inc.
                                                             Office of Real
Estate & Construction
June 9, 2024 Page 5
cc:       Lillian Tsu, Esq.
FirstName LastName